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                                                            SEC FILE NUMBER
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                             Commission File Number 001-13657
                                                                    ------------

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: March 31, 2001
                                 -----------------------------------------------

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

                         Standard Automotive Corporation
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                             Full name of registrant

                                 Not applicable
--------------------------------------------------------------------------------
                            Former name if applicable

                                 321 Valley Road
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            Address of principal executive office (Street and number)

                           Hillsborough, NJ 08844-4056
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                            City, state and zip code

                                    PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
    |     on or before the 15th calendar day following the prescribed due date;
    |     or the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We are currently in the process of preparing our financial statements, including all of the required footnote disclosures. Certain information necessary for the completion of our year-end financial statements was not available in sufficient time to complete the audit of those financial statements and to file them by the original due date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Joseph Spinella                                   908         874-7778
--------------------------------------------------------------------------------
       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            When filed, our Form 10-K for the fiscal year ended March 31, 2001 is expected to report a net loss of approximately $8.4 million, as compared to net income of approximately $5.4 million for the fiscal year ended March 31, 2000. Our net loss was attributable largely to a significant slowdown in our Truck Body/Trailer Division, as well as increased interest expense. Net revenues in fiscal 2001 are expected to be approximately $129 million, a decrease of approximately 19% from fiscal 2000 revenues of approximately $159.5 million. Net revenues for our Truck Body/Trailer Division are expected to have decreased from approximately $139.8 million to approximately $86 million, a decrease of 39%. The decrease in net revenues was primarily attributable to the significant downturn in the truck body and trailer industries, which was in turn attributable to higher interest rates and increased fuel prices. The decrease in net revenues in our Truck Body/Trailer Division was partially offset by higher net revenues in our Critical Components Division due to the inclusion of revenues from operations which were acquired during the fiscal year. Interest expense is expected to show an increase to approximately $11.0 million in fiscal 2001 from approximately $5.0 million during fiscal 2000. This increase reflects a combination of higher debt incurred to finance the acquisitions of operating units, the effect of increased interest rates and the inclusion of approximately $1.3 million of interest expense relating to delinquent federal excise taxes. The foregoing results may change, perhaps materially, based upon the outcome of various year-end adjustments.

            Our cash position as of June 28, 2001 was approximately $1.4 million. Excluding payment obligations in respect of indebtedness, preferred stock and earn-out payments relating to acquired businesses, as discussed below, we believe that cash on hand, together with cash provided from operations would be sufficient to fund our operations through March 31, 2002. Our existing cash, together with cash generated from our operations will not be sufficient to fund our current obligations in respect of our senior indebtedness, preferred stock dividends and payment obligations under earn-out arrangements relating to acquired businesses. We are currently in default under our credit facility and are unable to borrow thereunder to fund our operations and other obligations.

            We are currently in default of certain financial covenants under our senior secured credit facility. In addition, we failed to make scheduled interest and principal payments totaling approximately $2.7 million under the credit facility on March 31, 2001, which constituted additional events of default thereunder. We expect to be unable to pay additional principal and interest payments totaling approximately $4.2 on the next payment date of July 2, 2001. We are currently operating under the terms of a forbearance agreement pursuant to which the lenders under our credit facility have agreed to forbear enforcing their rights under the credit facility for a period ending on July 17, 2001. Under the terms of the forbearance agreement, we have agreed with our lenders, among other things, that, in exchange for their forbearance, we will not request any additional loans under the credit facility, pay any dividends on our preferred stock or pay any principal or interest on our subordinated debt. As a result of our defaults under the credit facility, as of June 30, 2001, interest on the entire unpaid principal and interest of $95.1 million is accruing at default rates having a weighted average of approximately 10.75% per annum.

            While we believe that we are currently in compliance with the terms of our credit agreement, as modified by the forbearance agreement, failure to observe or perform one or more covenants not covered by the forbearance agreement, or failure to observe or perform the covenants of the forbearance agreement itself, at any given time will require us to obtain a waiver or consent from the lenders, or refinance our credit facility. In addition, the forbearance agreement only prohibits the lenders from exercising their rights in respect of specified defaults for a period ending on July 16, 2001. If we are unable after the term of the forbearance agreement to comply with the covenants of the credit facility, including bringing our payment obligations thereunder current, our failure to so comply could constitute an event of default under the credit facility and we would be required to obtain a waiver or consent from the lenders, or refinance the credit facility. Such a waiver, consent or refinancing may not be available to us on reasonable terms. Upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding under our credit facility, together with our accrued interest and certain expenses, to be immediately due and payable and could begin to foreclose on our assets. Our failure to comply with any of these covenants or restrictions could also limit our ability to obtain future financings.

            We are currently unable to meet our payment obligations under the credit facilities and will be unable to achieve compliance with the terms of the credit facility absent additional equity or debt financing, restructuring of the terms of the credit facility or a combination of such financing and restructuring. We have engaged an investment banking firm to assist us in obtaining additional financing, although we can give no assurance that our efforts to obtain additional financing or restructure our existing indebtedness will be successful.

                        (Standard Automotive Corporation)
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date July 2, 2001                          By /s/ JOSEPH SPINELLA
     ------------------------------        -------------------------------------
                                           Chief Financial Officer,
                                           Secretary and Director

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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